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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
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1.   Name and Address of Reporting Person*

     Metro Marketing Co. Limited
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     (Last)                         (First)             (Middle)

     5 Market Place
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                                    (Street)

     Peel, Isle of Man                                  1M51AB
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     (City)                        (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

     Phone1Globalwide Inc. - PHGW.OB
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4.   Statement for Month/Year

     February 2003
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
--------------------------------------------------------------------------------


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                    2A.                          Securities Acquired (A) or      Securities     ship
                                    Deemed          3.           Disposed of (D)                 Beneficially   Form:     7.
                                    Execu-          Transaction  (Instr. 3, 4 and 5)             Owned Follow-  Direct    Nature of
                      2.Trans-      tion            Code         ------------------------------- ing Reporting  (D) or    Indirect
1.                    action        Date,           (Instr. 8)                   (A)             Transaction    Indirect  Beneficial
Title of Security     Date          if any          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)            (mm/dd/yy)    (mm/dd/yy)     Code     V                    (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock          12/20/02                     C(1)             25,000,000   (A)    $.40     27,500,000(2)  (I)       (3)
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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                     10.
                                                                                                          9.         Owner-
                                                                                                          Number     ship
                                                                                                          of         Form
             2.                                                                                           Deriv-     of
             Conver-                         5.                             7.                            ative      Deriv-  11.
             sion                            Number of                      Title and Amount              Secur-     ative   Nature
             or              3A.             Derivative   6.                of Underlying         8.      ities      Secur-  of
             Exer-           Deemed  4.      Securities   Date              Securities            Price   Bene-      ity:    In-
             cise    3.      Execu-  Trans-  Acquired (A) Exercisable and   (Instr. 3 and 4)      of      ficially   Direct  direct
             Price   Trans-  tion    action  or Disposed  Expiration Date   ----------------      Deriv-  Owned      (D) or  Bene-
1.           of      action  Date,   Code    of(D)        (Month/Day/Year)          Amount        ative   Following  In-     ficial
Title of     Deriv-  Date    if any  (Instr. (Instr. 3,   ----------------          or            Secur-  Reporting  direct  Owner-
Derivative   ative   (Month/ (Month/ 8)      4 and 5)     Date     Expira-          Number        ity     Transac-   (I)     ship
Security     Secur-  Day/    Day/    ------  ------------ Exer-    tion             of            (Instr. tion       (Instr. (Instr.
(Instr. 3)   ity     Year)   Year)   Code V   (A)   (D)   cisable  Date     Title   Shares        5)      (Instr.4)  4)       4)
-----------------------------------------------------------------------------------------------------------------------------------

$5 million
Convertible                                                                 Common
Note         $.40(4) 11/26/02        J(4)     12,500,000  Immed.   10/31/03  Stock  12,500,000(2) $.40(4)             I        (3)
----------------------------------------------------------------------------------------------------------------------------------
$20 million
Convertible                                                                 Common
Note         $.40(1) 12/20/02        C(1)     25,000,000  Immed.   10/31/03  Stock  25,000,000(2) $.40(1)             I        (3)
----------------------------------------------------------------------------------------------------------------------------------
$5 million
Convertible                                                                 Common
Note         $.40(5) 2/17/03         J(5)     12,500,000  Immed.   3/17/04   Stock  12,500,000(2) $.40(5) 60,835,913  I        (3)
                                                                                                            (2)(6)
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===================================================================================================================================

Explanation of Responses:

(1) Please see attached
(2) Please see attached
(3) Please see attached
(4) Please see attached
(5) Please see attached
(6) Please see attached.

Metro Marketing Co. Limited
    /s/ Colin Ferbrache                                   March 11, 2003
By:------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Footnotes to Table I and II:

(1) GNB Bank (Panama) S.A., on the close of business on December 20, 2002, converted $10 million of a $20 million convertible note dated September 30, 2002 and previously reported by the Reporting Person (the "$20 Million Convertible Note") into shares of Common Stock of the Issuer at a conversion price of $.40 per share.

(2) The Reporting Person disclaims beneficial ownership of these securities which are owned by GNB Bank and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

(3)     By the Reporting Person's subsidiary, GNB Bank (Panama) S.A.

(4) GNB Bank, in a private transaction with the Issuer's subsidiary, Phone 1, Inc. ("Phone 1"), loaned $5 Million to Phone 1 in exchange for a Convertible Note due October 31, 2003, or earlier under certain events (the "$5 Million Note"). GNB Bank may elect to convert the $5 Million Note into shares of Common Stock of the Issuer (or any other class of securities which any other lender with conversion rights elects to convert its debt) at a conversion price of $.40 per share (the "Conversion Price"). The Conversion Price contains an anti-dilution adjustment and is subject to downward adjustment to the amount of any subsequent sale of Common Stock by the Issuer for less than $.40 per share.

(5) GNB Bank (Panama), in a private transaction with Phone 1, loaned $5 Million to Phone 1 in exchange for a Convertible Note due March 17, 2004, or earlier under certain events (the "$5 Million Convertible Note"). GNB Bank may elect to convert the $5 Million Convertible Note into shares of Common Stock of the Issuer (or any other class of securities which any other lender with conversion rights elects to convert its debt) at a conversion price of $.40 per share (the "Convertible Note Conversion Price"). The Convertible Note Conversion Price contains an anti-dilution adjustment and is subject to downward adjustment to the amount of any subsequent sale of Common Stock by the Issuer for less than $.40 per share. The loan agreement relating to the $5 Million Convertible Note was executed upon the exercise by GNB Bank of its option, under the $20 Million Convertible Note, to make an additional loan to Phone 1, for the sum of $5 Million under the same terms and conditions (other than funding dates) as the $20 Million Convertible Note.

(6) Also includes (i) 7,000,000 shares of Series A 8% Convertible Preferred Stock, convertible into 10,835,913 shares of Common Stock, subject to certain weighted average anti-dilution adjustments; (ii) 12,500,000 shares (subject to certain anti-dilution adjustments identical to the $5 Million Note) of Common Stock issueable in connection with the conversion of the $5 Million Note; and
(iii) 25,000,000 shares (subject to certain anti-dilution adjustments identical to the $5 Million Note) of Common Stock issueable in connection with the conversion of the outstanding principal under the $20 Million Convertible Note.